Mail Stop 3561

October 19, 2007

Mr. Alex Hazan
Chief Executive Officer
Royal Spring Water, Inc.
14553 Delano Street, Ste. 217
Van Nuys, CA 91411

Re: Royal Spring Water, Inc.
Form 10-KSB for Fiscal Years Ended August 31, 2006 and 2005
File No. 000-31329

Dear Mr. Hazan:

        We have completed our review of your Form 10-KSB and related filings and have
no further comments at this time.

                                        Sincerely,

                                        Tia Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Healthcare Services